EXHIBIT (a)(1)(H)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell ordinary shares of Liberty Global plc. The Offers (as defined below) are made solely by the Offer to Purchase, dated August 12, 2019, and the related Letters of Transmittal (as defined below), and any amendments or supplements thereto. The Offers are not being made to, nor will tenders be accepted from or on behalf of, holders of ordinary shares in any jurisdiction in which the making or acceptance of offers to sell ordinary shares would not be in compliance with applicable law. In any jurisdiction where the securities, blue sky or other laws require the Offers be made by a licensed broker or dealer, the Offers shall be deemed made on behalf of Liberty Global plc by the Dealer Managers (as defined below) or one or more brokers or dealers registered under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

by

Liberty Global plc

Up to $625 million in value of its Class A Ordinary Shares

At a Cash Purchase Price Not Greater than $29.00 per Share Nor Less than $25.25 per Share

AND

Up to $1.875 billion in value of its Class C Ordinary Shares

At a Cash Purchase Price Not Greater than $28.50 per Share Nor Less than $24.75 per Share

Liberty Global plc, a public limited company organized under the laws of England and Wales (the “Company”), invites the Company’s shareholders to tender (i) up to $625 million in value of the Company’s Class A ordinary shares, nominal value $0.01 per share (each, a “Class A Share”), for purchase by Credit Suisse Securities (USA) LLC and HSBC Securities (USA) Inc., each acting as principal (each, a “Counterparty Bank,” and together, the “Counterparty Banks”), at a price not greater than $29.00 nor less than $25.25 per Class A Share (the “Class A Offer”), and (ii) up to $1.875 billion in value of the Company’s Class C ordinary shares, nominal value $0.01 per share (each, a “Class C Share,” and the Class A Shares, individually or collectively with the Class C Shares, as appropriate, the “Shares”), for purchase by the Counterparty Banks at a price not greater than $28.50 nor less than $24.75 per Class C Share (the “Class C Offer”), in each case, to the seller in cash, less any applicable withholding taxes and without interest. Each Offer will be conducted upon the terms and subject to the conditions described in the Offer to Purchase (together with any amendments or supplements thereto, the “Offer to Purchase”), in the applicable Letter of Transmittal (together with any amendments or supplements thereto, each, a “Letter of Transmittal” or collectively, the “Letters of Transmittal”) and in other related materials as may be amended or supplemented from time to time. The Company sometimes refers to the Class A Offer and Class C Offer collectively as the “Offers” and individually as an “Offer.” The description of the Offers herein is only a summary and is qualified by the terms and conditions of the Offers set forth in the Offer to Purchase, the applicable Letter of Transmittal and other related materials.

To ensure compliance with English law, any Shares purchased in the Offers will initially be purchased by a Counterparty Bank, acting as a principal and not as an agent, nominee or trustee. In turn, each Counterparty Bank shall sell, and the Company shall purchase from the applicable Counterparty Bank, such Shares at a price equal to the price paid by such Counterparty Bank in the relevant Offer (along with certain other costs). The Shares purchased by the Counterparty Banks will be allocated equally between the Counterparty Banks in accordance with the Option Framework Agreements (as defined below). The Company intends to cancel the Shares so purchased by it from the Counterparty Banks.

The Company’s purchase of Shares from the Counterparty Banks will be governed by the Master Put/Call Agreements entered into by the Company and each of the Counterparty Banks, each dated August 9, 2019 (the “Master Put/Call Agreements”), pursuant to which each Counterparty Bank has the right to require the Company to purchase from the relevant Counterparty Bank, and the Company has the right to require each Counterparty Bank to sell to the Company, the Shares purchased by such

Counterparty Bank in the Offers. The specific terms of the purchase by the Counterparty Banks of the Shares in the Offers pursuant to the Master Put/Call Agreements will be governed by the Option Framework Agreements, between the Company and each of the Counterparty Banks, each dated August 9, 2019 (the “Option Framework Agreements”), pursuant to which each Counterparty Bank will purchase the Shares as principals (not as agents, nominees or trustees). The Company sometimes refers to the Master Put/Call Agreements and the Option Framework Agreements collectively as the “Counterparty Bank Agreements.” The Counterparty Banks are acting as principals in connection with the Offers and independently from each other, and their respective obligations pursuant to the applicable Counterparty Bank Agreements are several and not joint.

The Counterparty Banks will initially purchase their respective allocated portion of the Shares and take actions to facilitate the Company’s subsequent purchase of the Shares pursuant to the Counterparty Bank Agreements and the terms and conditions of the Offers set forth in the Offer to Purchase, and the Company will generally make all decisions and determinations with respect to the Offers, including with respect to the satisfaction or waiver of conditions to the Offers set forth in the Offer to Purchase and the acceptance of Shares for purchase by the Counterparty Banks. The Company sometimes refers to the Company’s purchases of the Shares “through the Counterparty Banks,” which refers to the initial purchase of Shares in the Offers by the Counterparty Banks and the Company’s subsequent purchase of the same Shares pursuant to the Counterparty Bank Agreements and the terms and conditions of the Offers set forth in the Offer to Purchase. In no circumstances will the Company purchase Shares in connection with the Offers other than from the Counterparty Banks pursuant to the Counterparty Bank Agreements.

THE OFFERS, PRORATION PERIODS AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE (1) MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON SEPTEMBER 9, 2019, UNLESS THE OFFERS ARE EXTENDED OR TERMINATED.

The Offers are not conditioned on any minimum number of Shares being tendered. The Offers are, however, subject to certain other conditions as set forth in the Offer to Purchase.

Upon the terms and subject to the conditions of the Class A Offer, which will be conducted through a modified Dutch auction process, the Company will determine a single per Share price for the Class A Shares properly tendered and not properly withdrawn from the Class A Offer, taking into account the total number of Class A Shares tendered and the prices specified, or deemed specified by tendering shareholders. This single per Share price for Class A Shares (the “Final Class A Purchase Price”) will be the lowest single purchase price, not greater than $29.00 nor less than $25.25 per Class A Share, that would allow the Company to purchase, through the Counterparty Banks, $625 million in value of Class A Shares, or a lower amount, depending on the number of Class A Shares properly tendered and not properly withdrawn.

Upon the terms and subject to the conditions of the Class C Offer, which will be conducted through a modified Dutch auction process, the Company will determine a single per Share price for the Class C Shares properly tendered and not properly withdrawn from the Class C Offer, taking into account the total number of Class C Shares tendered and the prices specified, or deemed specified by tendering shareholders. This single per Share price for Class C Shares (the “Final Class C Purchase Price”) will be the lowest single purchase price, not greater than $28.50 nor less than $24.75 per Class C Share, that would allow the Company to purchase, through the Counterparty Banks, $1.875 billion in value of Class C Shares, or a lower amount, depending on the number of Class C Shares properly tendered and not properly withdrawn. The Company sometimes refers to the Final Class A Purchase Price and Final Class C Purchase Price collectively as the “Final Purchase Prices” and individually as the “Final Purchase Price.”

All Shares acquired, if any, in the Offers will be acquired at the applicable Final Purchase Price, including those Shares tendered at a price lower than the applicable Final Purchase Price. Only Shares properly tendered at prices at or below the applicable Final Purchase Price, and not properly withdrawn, will be purchased. If, based on the applicable Final Purchase Price, all Class A Shares and all Class C Shares, in each case, properly tendered and not properly withdrawn have an aggregate value in excess of $625 million and $1.875 billion, as applicable, all of the Class A Shares and Class C Shares, as the case may be, tendered at or below the applicable Final Purchase Price may not be purchased because of proration, “Odd Lot” priority and the conditional tender provisions described in the Offer to Purchase.

If all properly tendered Shares are not purchased under either or both Offers or are properly withdrawn before the Expiration Date: (i) in the case of certificated Shares, the certificate(s) will be returned to the tendering shareholder, or (ii) in the case of Shares tendered by book-entry transfer at The Depository Trust Company (the “Book-Entry Transfer Facility”), the Shares will be credited to the appropriate account maintained by the tendering shareholder at the Book-Entry Transfer Facility, in each case, without expense to the tendering shareholder. In the case of certificated Shares, if less than all certificated Shares evidenced by a shareholder’s certificate(s) are tendered or accepted for purchase by the Company, through the Counterparty Banks, the Depositary will cancel the existing certificate(s) and new certificate(s) will be issued and mailed to the shareholder reflecting the amount of Shares not tendered or accepted for purchase by the Company, through the Counterparty Banks, in each case, without expense to the tendering shareholder. In the case of Shares tendered by book-entry transfer at the Book-Entry Transfer Facility, if less than all Shares tendered are accepted for purchase by the Company, through the Counterparty Banks, the remaining Shares will be credited to the appropriate account maintained by the tendering shareholder at the Book-Entry Transfer Facility without expense to the tendering shareholder.

The Company reserves the right, in its sole discretion, to change the per share purchase price range and to increase or decrease the aggregate value of Class A Shares and/or Class C Shares sought in the Offers, subject to applicable law and the authority of the Company to conduct the purchase of its ordinary shares in the capital of Liberty Global as approved by the shareholders of the Company at its annual general meeting of shareholders held on June 11, 2019 (the “2019 Shareholder Authorization”). In accordance with the rules of the Securities and Exchange Commission (the “SEC”) and subject to the 2019 Shareholder Authorization, if Class A Shares having an aggregate value in excess of $625 million and/or Class C Shares having an aggregate value in excess of $1.875 billion, in each case, are properly tendered in the applicable Offer at or below the applicable Final Purchase Price and not properly withdrawn, the Company may increase the number of Class A Shares and/or Class C Shares accepted for payment, through the Counterparty Banks, in the applicable Offer by no more than 2% of the outstanding Class A Shares and/or Class C Shares, as applicable, without extending the applicable Offer.

As of August 1, 2019, the Company had 205,370,209 issued and outstanding Class A Shares, 12,157,826 issued and outstanding Class B ordinary shares, nominal value $0.01 per share, and 513,200,439 issued and outstanding Class C Shares.

At the maximum Final Class A Purchase Price of $29.00 per Class A Share, 21,551,724 Class A Shares could be purchased in the Class A Offer if it is fully subscribed, which would represent approximately 10.5% of the issued and outstanding Class A Shares as of August 1, 2019. At the minimum Final Class A Purchase Price of $25.25 per Class A Share, 24,752,475 Class A Shares could be purchased in the Class A Offer if it is fully subscribed, which would represent approximately 12.1% of the issued and outstanding Class A Shares as of August 1, 2019. At the maximum Final Class C Purchase Price of $28.50 per Class C Share, 65,789,473 Class C Shares could be purchased in the Class C Offer if it is fully subscribed, which would represent approximately 12.8% of the issued and outstanding Class C Shares as of August 1, 2019. At the minimum Final Class C Purchase Price of $24.75 per Class C Share, 75,757,575 Class C Shares could be purchased in the Class C Offer if it is fully subscribed, which would represent approximately 14.8% of the issued and outstanding Class C Shares as of August 1, 2019.

Assuming that the Class A Offer and the Class C Offer are fully subscribed, the Company expects that the maximum aggregate cost of these purchases, including all fees and expenses applicable to the Offers, will be approximately $2.5 billion.

The Class A Shares and Class C Shares trade on the NASDAQ Global Select Market (“NASDAQ”) under the symbols “LBTYA” and “LBTYK,” respectively. Shareholders are urged to obtain current market quotations for the Shares before deciding whether and at what purchase price or purchase prices to tender their Shares.

The Company expressly reserves the right, in its sole discretion, at any time and from time to time and subject to applicable laws, to extend the period of time during which each Offer is open and thereby delay acceptance for payment of, and payment for, in each case, through the Counterparty Banks, any Shares by giving oral or written notice of such extension to Computershare Trust Company N.A., the depositary for the Offers (the “Depositary”), and making a public announcement of such extension not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled or announced Expiration Date. The Offers will expire at one minute after 11:59 p.m., New York City time, on September 9, 2019, unless either or both Offers are terminated or the Company exercises its right to extend the period of time during which either Offer will remain open (such date, as may be extended, the “Expiration Date”). Beneficial owners should be aware that their broker, dealer, commercial bank, trust company or other nominee may establish its own earlier deadlines for them to instruct it to accept either or both Offers on their behalf. Accordingly, beneficial owners wishing to participate in either or both Offers should contact their broker, dealer, commercial bank, trust company or other nominee as soon as possible in order to determine the times by which such owner must take action in order to participate in either or both Offers.

In accordance with the instructions to the applicable Letter of Transmittal, shareholders wishing to tender Class A Shares and/or Class C Shares must specify the price or prices, not greater than $29.00 nor less than $25.25 per Class A Share, or not greater than $28.50 nor less than $24.75 per Class C Share, at which they are willing to sell their Shares to the Company in the Offers. Alternatively, shareholders desiring to tender Shares can choose not to specify a price and, instead, specify that they are willing to sell their Shares at the applicable Final Purchase Price (which could result in such tendering shareholders receiving a purchase price per Class A Share as low as $25.25 or a purchase price per Class C Share as low as $24.75, as applicable, the low end of each respective price range in the Offers, less any applicable withholding taxes and without interest). See the Offer to Purchase for recent sales prices for the Shares.

Shareholders wishing to tender Shares must follow the procedures set forth in the Offer to Purchase, the applicable Letter of Transmittal and the other related materials. Generally, for Shares to be properly tendered pursuant to the Offers, the certificates for such Shares (or confirmation of receipt of such Shares pursuant to the procedure for book-entry transfer set forth in the Offer to Purchase), together with the applicable Letter of Transmittal, properly completed and duly executed, including any required signature guarantees or an “Agent’s Message” (as defined in the Offer to Purchase), and any other documents required by the applicable Letter of Transmittal, must be delivered to the Depositary by the Expiration Date at one of its addresses set forth on the back cover of the Offer to Purchase.

If the terms and conditions of the Offers have been satisfied or waived and, based on the applicable Final Purchase Prices, all Class A Shares properly tendered and not properly withdrawn have an aggregate value of less than $625 million and all Class C Shares properly tendered and not properly withdrawn have an aggregate value of less than $1.875 billion, as applicable, the Company will purchase, through the Counterparty Banks, all Shares properly tendered at prices at or below the applicable Final Purchase Price and not properly withdrawn.

Class A Offer. If, based on the Final Class A Purchase Price, Class A Shares having an aggregate value in excess of $625 million (or such greater amount as the Company may elect to accept for payment, through the Counterparty Banks, subject to applicable law and the 2019 Shareholder Authorization) have been properly tendered at prices at or below the Final Class A Purchase Price and not properly withdrawn prior to the Expiration Date, we will purchase, through the Counterparty Banks, Class A Shares in the following order:

•

first, all Odd Lots (as defined in the Offer to Purchase) of less than 100 Class A Shares at the Final Class A Purchase Price from shareholders who properly tender all of their Class A Shares at or below the Final Class A Purchase Price and who do not properly withdraw them before the Expiration Date. Tenders of less than all of the Class A Shares owned, beneficially or of record, by such Odd Lot Holder (as defined in the Offer to Purchase) will not qualify for this preference. Tenders of Class A Shares held in the individual accounts in the Liberty Global 401(k) Savings and Stock Ownership Plan (the “401(k) Plan”) also will not qualify for this preference. Participants in the Virgin Media Inc. Share Incentive Plan (the “SIP Plan”) should reference the separate communication that will be sent by the trustee of the SIP Plan (the “SIP Trustee Letter”) for information related to the applicability of this preference;

•

second, after purchasing all Odd Lots that were properly tendered at or below the Final Class A Purchase Price, subject to the conditional tender provisions (whereby a holder may specify a minimum number of such holder’s Class A Shares that must be purchased if any such Shares are purchased), the Company will purchase, through the Counterparty Banks, all Class A Shares properly tendered at or below the Final Class A Purchase Price on a pro rata basis with appropriate adjustment to avoid purchases of fractional Class A Shares; and

•

third, only if necessary to permit the Company to purchase, through the Counterparty Banks, $625 million in value of Class A Shares (or such greater amount as the Company may elect to purchase, through the Counterparty Banks, subject to applicable law and the 2019 Shareholder Authorization), the Company will purchase, through the Counterparty Banks, Class A Shares conditionally tendered (for which the condition was not initially satisfied) at or below the Final Class A Purchase Price, by random lot, to the extent feasible. To be eligible for purchase by random lot, shareholders whose Class A Shares are conditionally tendered must have tendered all of their Class A Shares. Random lot would be facilitated by the Company through the Counterparty Banks.

As a result of the foregoing priorities applicable to the purchase of Class A Shares tendered, it is possible that fewer than all Class A Shares tendered by a shareholder will be purchased or that, if a tender is conditioned upon the purchase of a specified number of Class A Shares, none of those Class A Shares will be purchased even though those Class A Shares were tendered at prices at or below the Final Class A Purchase Price. No fractional Class A Shares will be purchased in the Class A Offer.

Class C Offer. If, based on the Final Class A Purchase Price, Class C Shares having an aggregate value in excess of $1.875 billion (or such greater amount as the Company may elect to accept for payment, through the Counterparty Banks, subject to applicable law and the 2019 Shareholder Authorization) have been properly tendered at prices at or below the Final Class C Purchase Price and not properly withdrawn prior to the Expiration Date, we will purchase, through the Counterparty Banks, Class C Shares in the following order:

•

first, all Odd Lots of less than 100 Class C Shares at the Final Class C Purchase Price from shareholders who properly tender all of their Class C Shares at or below the Final Class C Purchase Price and who do not properly withdraw them before the Expiration Date. Tenders of less than all of the Class C Shares owned, beneficially or of record, by such Odd Lot Holder will not qualify for this preference. Tenders of Class C Shares held in the individual accounts in the 401(k) Plan also will not qualify for this preference. SIP Plan participants should reference the SIP Trustee Letter that will be sent for information related to the applicability of this preference;

•

second, after purchasing all Odd Lots that were properly tendered at or below the Final Class C Purchase Price, subject to the conditional tender provisions (whereby a holder may specify a minimum number of such holder’s Class C Shares that must be purchased if any such Shares are purchased), the Company will purchase, through the Counterparty Banks, all Class C Shares properly tendered at or below the Final Class C Purchase Price on a pro rata basis with appropriate adjustment to avoid purchases of fractional Class C Shares; and

•

third, only if necessary to permit the Company to purchase, through the Counterparty Banks, $1.875 billion in value of Class C Shares (or such greater amount as the Company may elect to purchase, through the Counterparty Banks, subject to applicable law and the 2019 Shareholder Authorization), the Company will purchase, through the Counterparty Banks, Class C Shares conditionally tendered (for which the condition was not initially satisfied) at or below the Final Class C Purchase Price, by random lot, to the extent feasible. To be eligible for purchase by random lot, shareholders whose Class C Shares are conditionally tendered must have tendered all of their Class C Shares. Random lot would be facilitated by the Company through the Counterparty Banks.

As a result of the foregoing priorities applicable to the purchase of Class C Shares tendered, it is possible that fewer than all Class C Shares tendered by a shareholder will be purchased or that, if a tender is conditioned upon the purchase of a specified number of Class C Shares, none of those Class C Shares will be purchased even though those Class C Shares were tendered at prices at or below the Final Class C Purchase Price. No fractional Class C Shares will be purchased in the Class C Offer.

For purposes of the Offers, the Company will be deemed to have accepted for payment, through the Counterparty Banks (and therefore be deemed to have purchased), subject to proration, “Odd Lot” priority and conditional tender provisions of the Offers, Class A Shares or Class C Shares, as the case may be, that are properly tendered at or below the applicable Final Purchase Price and not properly withdrawn only when, as and if the Company gives oral or written notice to the Depositary of the Company’s acceptance, through the Counterparty Banks, of the Shares for payment pursuant to the Offers.

Upon the terms and subject to the conditions of the Offers, promptly after the Expiration Date, the Company, through the Counterparty Banks, will accept for payment and pay (i) the Final Class A Purchase Price per share for all Class A Shares and (ii) the Final Class C Purchase Price per share for all Class C Shares, in each case, accepted for payment in accordance with the Offers. In all cases, payment for Shares properly tendered and accepted for payment in accordance with the Offers will be made promptly, subject to possible delay due to proration, but only after timely receipt by the Depositary of: (i) certificates for Shares or a timely confirmation of a book-entry transfer of Shares into the Depositary’s account at the Book-Entry Transfer Facility; (ii) the applicable Letter of Transmittal, properly completed and duly executed, including any required signature guarantee; and (iii) any other documents required.

Due to the difficulty in determining the number of Shares properly tendered and not properly withdrawn, and because of the conditional tender procedure and the guaranteed delivery procedure described in the Offer to Purchase, the Company expects that it will not be able to announce the final proration for each shareholder or commence payment, through the Counterparty Banks, for any Shares purchased pursuant to the Offers until after the Expiration Date. The preliminary results of any proration will be announced by press release as promptly as practicable after the Expiration Date.

Tenders of Shares are irrevocable, except that Shares tendered pursuant to the Offers may be withdrawn at any time prior to the Expiration Date and, unless such Shares have been accepted for payment, shareholders may also withdraw their previously tendered Shares at any time after one (1) minute after 11:59 p.m., New York City time, on October 7, 2019. For a withdrawal to be effective, a written notice of withdrawal must be received in a timely manner by the Depositary at one of its addresses listed on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the tendering shareholder, the number of Shares to be withdrawn and the name of the registered holder of the Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, before the release of the certificates, the tendering shareholder must also submit the serial numbers shown on the particular certificates for Shares to be withdrawn and the signature(s) on the written notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), except in the case of Shares tendered for the account of an Eligible Institution. If a shareholder has used more than one Letter of Transmittal or has otherwise tendered Shares in more than one group of Shares, the shareholder may withdraw Shares using either separate written notices of withdrawal or a combined written notice of withdrawal, so long as the information specified above is included. If Shares have been tendered pursuant to the procedures for book-entry transfer described in the Offer to Purchase, the written notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility’s procedures.

The Company will decide, in its sole discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal, and each such decision will be final and binding on all parties absent a finding to the contrary by a court of competent jurisdiction. None of the Company, its Board of Directors, the Counterparty Banks, Credit Suisse Securities (USA) LLC or HSBC Securities (USA) Inc. (together, the “Dealer Managers”), Computershare Trust Company, N.A., as the Depositary, Innisfree M&A Incorporated, as the information agent (the “Information Agent”), or any other person will be under any duty to give notification of any defects or irregularities in tenders or any notice of withdrawal, nor will any of the foregoing incur any liability for failure to give any such notification.

The Company believes that the repurchase of Shares pursuant to the Offers is consistent with the Company’s long-term value creation strategy. The Offers also provide a mechanism for completing the Company’s authorized share repurchase program more rapidly than would be possible through open market repurchases. The Company intends to pay for the subsequent purchase of the Shares from the Counterparty Banks with existing cash and cash equivalents, including cash proceeds received from the Vodafone Transaction (as defined in the Offer to Purchase).

The modified Dutch auction tender offer set forth in the Offer to Purchase provides the Company’s shareholders with the opportunity to tender all or a portion of their Class A Shares and/or Class C Shares and thereby receive a return of some or all of their investment in the Company if they so elect. The Offers also provide the Company’s shareholders with an efficient way to sell their Class A Shares and/or Class C Shares without incurring brokerage fees or commissions associated with open market sales. However, shareholders who hold Class A Shares and/or Class C Shares through nominees are urged to consult their nominees to determine whether transaction costs may apply. If the Company completes the Offers, shareholders who do not participate in the Offers will automatically increase their relative percentage ownership interest and voting power, as applicable, in the Company and its future operations at no additional cost to them.

Generally, if you are a U.S. Holder (as defined in the Offer to Purchase), your receipt of cash from the Company in exchange for the Shares that you tender should be a taxable transaction for U.S. federal income tax purposes. The cash you receive for your tendered Shares should generally be treated for U.S. federal income tax purposes either as consideration received in respect of a sale or exchange of the Shares purchased by the Company or as a distribution from the Company in respect of Shares. See the Offer to Purchase for a more detailed discussion of the tax treatment of the Offers. The Company urges you to consult your tax advisor as to the particular tax consequences to you of the Offers.

The Company’s Board of Directors has authorized the Offers in accordance with the terms and conditions of the Offer to Purchase and the Counterparty Bank Agreements. However, none of the Company, the members of its Board of Directors, the Counterparty Banks, the Dealer Managers, the Depositary or the Information Agent makes any recommendation to any shareholder as to whether to tender or refrain from tendering Shares or as to the purchase price or purchase prices at which any shareholder may choose to tender Shares. None of the Company, the members of its Board of Directors, the Counterparty Banks, the Dealer Managers, the Depositary or the Information Agent has authorized any person to make any recommendation as to whether any shareholder should tender or refrain from tendering Shares or as to the purchase price or purchase prices at which any shareholder may choose to tender Shares. Shareholders should carefully evaluate all information in the Offer to Purchase and in the Letters of Transmittal and should consult their own financial and tax advisors. Shareholders must make their own decision as to whether to tender their Shares and, if so, how many Shares to tender and the purchase price or purchase prices at which they will tender them. In doing so, a shareholder should read carefully the information in the Offer to Purchase and in the Letters of Transmittal before making any decision with respect to the Offers.

The information required to be disclosed by Rule 13e-4(d)(1) of the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference. The Company is also filing with the SEC an Issuer Tender Offer Statement on Schedule TO, which includes additional information relating to the Offers.

Copies of the Offer to Purchase, the Letters of Transmittal and other related materials are being mailed to record holders of Shares, including brokers, dealers, commercial banks and trust companies (including the trustees of the 401(k) Plan and the SIP Plan) and similar persons whose names, or the names of whose nominees, appear on the Company’s shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares. The Offers are explained in detail in those materials.

Questions or requests for assistance may be directed to the Information Agent or the Dealer Managers at their respective addresses and telephone numbers set forth below. Copies of the Offer to Purchase, the Letters of Transmittal and other related materials will be furnished promptly by the Information Agent at the Company’s expense. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offers.

The Information Agent for the Offers is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

Shareholders Call Toll-Free: (888) 750-5834

Banks and Brokers Call U.S. Local: (212) 750-5833

The Dealer Managers for the Offers are:

Credit Suisse Securities (USA) LLC Eleven Madison Avenue New York, New York 10010 Call Toll-Free: (800) 318-8219 Call U.S. Local: (212) 538-4581	HSBC Securities (USA) Inc. 452 Fifth Avenue New York, New York 10018 Call Toll-Free: (888) 472-2456 Call U.S. Local: (212) 525-3672

August 12, 2019